November 21, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone

Re:	Sarcos Technology and Robotics Corporation
Registration Statement on Form S-3
File No. 333-268399

Acceleration Request

Requested Date: November 23, 2022

Requested Time: 4 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Sarcos Technology and Robotics Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-268399) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Michael Nordtvedt at (206) 734-5562.

[Signature page follows]

Sincerely,

SARCOS TECHNOLOGY AND ROBOTICS CORPORATION

/s/ Kiva Allgood
Kiva Allgood
Chief Executive Officer

cc:	Stephen Sonne, Sarcos Technology and Robotics Corporation
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati P.C.